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                                              FILED BY: PROASSURANCE CORPORATION
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                      SUBJECT COMPANY: PROFESSIONALS GROUP, INC.
                                                   COMMISSION FILE NO. 333-49378

                              N E W S R E L E A S E

                                                           FOR IMMEDIATE RELEASE
                                                           CONTACT:
                                                                    JOHN F. LANG
                                                         CHIEF FINANCIAL OFFICER
                                                                  (517) 347-6207

          PROFESSIONALS GROUP ANNOUNCES FINAL PORTFOLIO ADJUSTMENT AND
                 REGULATORY APPROVAL FOR PROPOSED CONSOLIDATION
                             WITH MEDICAL ASSURANCE

        OKEMOS, MICH., JUNE 7, 2001 - PROFESSIONALS GROUP, INC. (NASDAQ: PICM) - announced today that the portfolio adjustment amount (the "Adjustment Amount") to be used in the consolidation with Medical Assurance, Inc. will be $1.47 per share if the transaction closes, as expected, before June 30, 2001. Professionals Group also announced that the Illinois Department of Insurance has approved the transaction, clearing the final regulatory hurdle for the consolidation.

         Professionals Group and Medical Assurance, Inc. are combining to form ProAssurance Corporation, which will be the third largest writer of medical professional liability insurance in the country. Shareholders of Professionals Group and Medical Assurance have been sent a Notice and Proxy allowing them to vote on the proposed transaction at special meetings on June 25, 2001. The proposed consolidation is subject to shareholder approvals.

         The Adjustment Amount was calculated as of April 30, 2001, the valuation date established under terms of the consolidation agreement announced on June 23, 2000. The Adjustment Amount represents the change in the value of Professionals Group's portfolio assets held on December 31, 1999, through the valuation date. Should unforeseen circumstances postpone the closing until after June 30th, the valuation date will change and the Adjustment Amount will be recalculated.

         Using the Adjustment Amount of $1.47 calculated as of April 30, 2001, Professionals Group shareholders will be eligible to receive either $27.47 per share in cash, or $13.47 in cash and ProAssurance stock having an estimated value of $14.00 per share. The process for establishing the Adjustment Amount and the number of shares to be distributed in a cash and stock election is described in Professionals Group's Proxy Statement for the June 25, 2001 shareholders' meeting.

         This news release contains forward-looking statements that involve risks and uncertainties. The words "anticipate," "believe," "estimate," "expect," "intend," "will," and similar expressions are intended to identify forward-looking statements. Such statements, which include the statements regarding the above described consolidation and the ability of the parties to complete it, reflect the




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current views of Professionals Group with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those described herein. Factors that might cause such a difference include, but are not limited to, (1) those discussed in Professionals Group's filings with the SEC, including its Annual Report on Form 10-K/A (Amendment No. 1) for the year ended December 31, 2000, (2) those discussed in ProAssurance's filings with the SEC, including its Form S-4 registration statement, as amended (Registration No. 333-49378), relating to the consolidation, and (3) the risks and uncertainties that are inherent in any business combination such as the above described consolidation.

         A registration statement on Form S-4, as amended (Registration No. 333-49378), has been filed by ProAssurance with the SEC regarding the proposed consolidation of Professionals Group and Medical Assurance. You are urged to read the registration statement and the documents included or incorporated by reference therein (including the respective Annual Reports on Form 10-K of Professionals Group and Medical Assurance) because they contain important information regarding the consolidation and the legal rights of security holders. ProAssurance's registration statement, as well as other documents filed by Professionals Group and Medical Assurance with the SEC are available from the SEC's website (http://www.sec.gov). These documents are also available without charge upon request to either:

         Professionals Group, Inc.          Medical Assurance, Inc.
         2600 Professionals Drive           100 Brookwood Place
         Okemos, Michigan 48864             Birmingham, Alabama 35209
         Attention: Lori A. Beachnau        Attention: Frank B. O'Neil
         (800) 292-1036                     (800) 282-6242

Corporate Profile:

         Professionals Group is an insurance holding company traded under the symbol "PICM" on the Nasdaq National Market. Professionals Group provides professional liability insurance coverages and services to health care providers through its wholly owned subsidiary ProNational Insurance Company. Professionals Group owns 84% of MEEMIC Holdings, Inc. (Nasdaq listed: MEMH) that provides personal auto, homeowners, boat and umbrella coverages primarily for educational employees and their families through MEEMIC Insurance Company. Both insurance companies are rated A- (Excellent) by A.M. Best.

Press Release Fax Service:

         This news release and other Professionals Group releases are available at no charge through Professionals Group's website (www.ProfessionalsGroup.com) and PR Newswire's Company News on-Call fax service, 800-758-5804, extension 115602.




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